UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

1 August 2006
Number 25/06

MIKE SALAMON TO RETIRE FROM BHP BILLITON

BHP Billiton announced today Mike Salamon's intention to retire from BHP Billiton after this year's Annual General Meeting in London. Mr Salamon is currently Executive President of BHP Billiton and a member of the Office of the Chief Executive and the BHP Billiton Board of Directors.

Over a career spanning 21 years with BHP Billiton and its predecessor companies, Mike has held a number of leadership roles. He was a member of the Board of Directors of Billiton Plc and a key player in the 2001 merger between BHP and Billiton. In 2004 he was appointed Group President Non-Ferrous Materials with responsibility for BHP Billiton's aluminium, base metals and stainless steel materials customer sector groups. He became Executive President of BHP Billiton in early 2006 with responsibility for a range of functions including Marketing, Strategy and Business Development, Health, Safety and Environment, Sustainable Development, Exploration and Technology as well as several country offices.

BHP Billiton Chief Executive Officer, Chip Goodyear, thanked Mike for his invaluable service to the Group for over two decades.

"Mike has been a key leader and tireless contributor to our organisation for over 20 years. In the five years since the merger we have bedded down the joint company and created the leader in the resources industry. We have reported a series of record results and have in place a high quality management team. Mike has helped make all of these outcomes possible. We understand Mike's desire to take some time off and to eventually move into some new challenges, but will greatly miss his enthusiasm and wise counsel".

BHP Billiton's Chairman, Don Argus, also thanked Mike for his service on the Board and said that his Board colleagues would miss Mike's insightful contributions.

"We wish him continued success in the years ahead," he said.

Mr Salamon said that while there was never a perfect time to retire he felt privileged to have played a part in the creation of the world's largest diversified mining group.

"BHP Billiton is an outstanding organisation and I feel honoured to have been part of its success over the past 20 years. With its depth of quality assets and first class people it is well positioned for future success."

On retirement, Mr. Salamon's responsibilities will be allocated to existing members of the Office of the Chief Executive. Exploration and Technology will report to Marcus Randolph; Health, Safety and Environment, Sustainable Development and the China office will report to Chris Lynch; South Africa and Russia will report to Marius Kloppers; and, Strategy and Business Development and Marketing will both report directly to the CEO.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 1 August 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary